UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36487
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Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)
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Not Applicable
(Translation of Registrant’s name into English)
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Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

February 27, 2017- Atlantica Yield plc (the “Company”) has filed an automatic shelf registration statement for the resale by selling shareholders of up to 41,530,843 of the Company’s ordinary shares (the “Shelf Registration Statement”). The ordinary shares being registered are currently held by Abengoa Concessions Investments Ltd (“ACIL”). Such ordinary shares may be pledged by ACIL, or subsequent transferees of such ordinary shares, to secure obligations in connection with future loans or other debt obligations. Neither ACIL nor Abengoa S.A. may offer its shares of the Company pursuant to the Shelf Registration Statement. Selling shareholders will be identified in one or more subsequently filed prospectus supplements.

The information in this Form 6-K is being published pursuant to and in accordance with Rule 135 under the Securities Act of 1933. As required by Rule 135, this Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: February 27, 2017